UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-67900

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CTL Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

521 Fifth Ave., 17th Floor
(No. and Street)

New York	NY	10175-1799
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPAs P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd., Ste 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Kraus _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CTL Securities LLC _____, as of 12/31 _____, 2 025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SUBSCRIBED AND SWORN TO BEFORE ME, A NOTARY PUBLIC, IN AND FOR COUNTY OF _Fairfield_ AND STATE OF CONNECTICUT, THIS _11th_ DAY OF _February_ 20 _26_

Signature: _(signature)_

Title: _President_

ZHANGZHU HOWARD
Notary Public, State of Connecticut
My Commission Expires Jun 30, 2030

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CTL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2025
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CTL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CTL Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CTL Securities, LLC as of December 31, 2025, the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2025 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CTL Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

CTL Securities, LLC adjusted is beginning balance on the Statement of Changes in Member's Equity by recording a prior period adjustment as discussed in Footnote 11. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of CTL Securities, LLC 's management. Our responsibility is to express an opinion on CTL Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's I- Computation of Net Capital Under SEC Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule III Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of CTL Securities, LLC 's financial statements. The supplemental information is the responsibility of CTL Securities, LLC 's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I, II. and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 9, 2026

goldman & COMPANY, CPA's

535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

CTL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

ASSETS:		
Cash and cash equivalents	$	29,125
Prepaid expenses		15,315
Other receivable		25,000
TOTAL ASSETS	$	69,440

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable	$	4,739
Total Liabilities	$	4,739
MEMBER'S EQUITY		64,701
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	69,440

The accompanying notes are an integral part of these financial statements.

2

CTL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUE:		
Commissions-Underwriting	$	100,000
Total revenue		100,000
OPERATING EXPENSES:		
Commissions		80,000
Consulting		41,017
Regulatory		18,338
Professional fees		29,640
Office expenses		30,000
Insurance		1,927
Other expenses		360
Total expenses		201,282
NET LOSS	$	(101,282)

The accompanying notes are an integral part of these financial statements.

3

CTL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

MEMBER'S EQUITY, JANUARY 1	$	158,483
Prior Period Adjustment-see Note 11		7,500
Net loss		(101,282)
MEMBER'S EQUITY, DECEMBER 31	$	64,701

The accompanying notes are an integral part of these financial statements.

4

CTL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

OPERATING ACTIVITIES:		
Net loss	$	(101,282)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Increase in prepaid expense		(25,079)
Decrease in accounts receivable		57,500
Increase in accounts payable		89
Net cash used by operating activities		(68,772)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(68,772)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		97,897
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	29,125

The accompanying notes are an integral part of these financial statements.

5

CTL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
CTL Securities, LLC (the Company) is a broker-dealer registered with the Securities
and Exchange Commission (SEC) and a member of the Financial Industry Regulatory
Authority, Inc. (FINRA). The Company is a Delaware single member limited liability
company (LLC), with one class of membership. The Company is a wholly owned
subsidiary of CTL Capital, LLC(the "Parent" and sole member). The Company operates
from New York.

The Company places credit tenant loans, which are originated by CTL Capital, LLC,
in private placement transactions to institutional investors.

Since the Company is a limited liability company, the member is not liable for the
debts, obligations, or liabilities of the Company, whether arising in contract, tort or
otherwise, unless the member has signed a specific guarantee.

Basis of Presentation

The Company maintains its books and records on the accrual basis of accounting
for financial reporting purposes, which is in accordance with U.S. generally
accepted accounting principles and is required by the SEC and FINRA.

Income Taxes
The Company is a limited liability company for income tax reporting purposes, and
as such, is not subject to income tax. Accordingly, no provision for income taxes
is provided in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification
740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the
Company is required to evaluate each of its tax positions to determine if they are
more likely than not to be sustained if the taxing authority examines the respective
position. A tax position includes an entity's status and the decision not to file a return.
The Company has evaluated each of its tax positions and has determined that it has
no uncertain tax positions for which a provision or liability for income taxes is
necessary.

Estimates
The presentation of financial statements in conformity with U.S. generally
accepted accounting principles requires management to make estimates and

assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers, and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.
Revenue is recognized based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include private placement of securities, revenue are commissions derived by our representatives on selling certificates of participation in lease backed trusts to institutional investors. Revenues from these commissions in privated placements of securities in which the Company acts an agent are recorded pursuant to the terms of the Company's agreements with the respective offering parties. Typically, commissions are a percentage of the amount invested and are recorded based upon the capital commitments obtained as of the closing of a respective placement when all performance obligations to the client have been completed.

Concentrations

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash. The Company had two customers that represented approximately 100% of revenue.

2. **RELATED PARTY TRANSACTION AND CONCENTRATIONS**

For the year ended December 31, 2025, 100% of the Company's revenue was referred from its member, CTL Capital, LLC.

The Company shares certain administrative expenses and the cost of an annual industry conference with its member, CTL Capital, LLC. A portion of these costs is allocated to the Company. Allocated expenses during the year ended December 31, 2025 were $30,000 and are reflected as office expenses on the accompanying Statement of Operations for the year ended December 31, 2025. The expense sharing agreement was last revised effective January 1, 2025; its term is month to month.

3. **COMMITMENTS AND CONTINGENCIES**

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2025.

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $24,386 which was $19,386 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 19.43%.

5.   SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 9, 2026, the date its financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

6.   REVENUES FROM CONTRACTS WITH CUSTOMERS

Commissions are determined on a case by case basis according to the terms negotiated by management and are recognized at the time the placement is completed and sold to investors, and the income is reasonably determinable, and the performance obligations are satisfied under the contracts with its customers. There was $57,500 in accounts receivable as of January 1, 2025. There is $$25,000 in other receivables which is an overpayment of a commission and was paid back to the Company in January 2026.

7.   CASH & CASH EQUIVALENTS
Cash and cash equivalents includes cash and highly liquid instruments with original maturities of less than 90 days.

8.   NEW ACCOUNTING STANDARDS
The Company is evaluating new accounting standards and will implement as required.

9.   SINGLE REPORTABLE SEGMENT
The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking and investment advisory. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company. The accounting policies used to measure the profit and loss of the are the same as those described in the summary of significant accounting policies. The Company derived 100% of its revenues from a single external customer in 2025.

10   GOING CONCERN
These financial statements have been prepared on a going concern basis, which assumes the Company will be able to meet its current obligations and net capital requirements. The Company had a net operating loss and negative cash flows from operations in 2025. Management believes the Company will be able to meet its current obligations and net capital requirements either through additional revenue or capital contributions from its member.

11   PRIOR PERIOD ADJUSTMENT
The Company recorded a prior period adjustment to increase 2024 revenue by $7,500 that was not previously recorded. This had the effect of increasing the ending balance in member's equity and the ending balance in accounts receivable at December 31, 2024. This increased the beginning balance in member's equity on January 1, 2025.

CTL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2025

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	64,701
DEDUCTIONS AND/OR CHARGES:		
Non-allowable asset - prepaid expense		(40,315)
NET CAPITAL		24,386
AGGREGATE INDEBTEDNESS -		
Accounts payable		4,739
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required		5,000
Excess net capital		19,386
Net Capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum capital requirements.	$	18,386
Percentage of aggregate indebtedness to net capital		19.43%

There is no material difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2025.

CTL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

DECEMBER 31, 2025

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe fudns or securities for or to customers, (2)does not carry accounts of or for customers and (3) does not carry PAB accounts.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe fudns or securities for or to customers, (2)does not carry accounts of or for customers and (3) does not carry PAB accounts.

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CTL Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) CTL Securities, LLC(the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to include participating in investment banking activity including private placement of leased backed trusts.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CTL Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CTL Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 9, 2026

535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

CTL Securities LLC

CTL Securities LLC Exemption Report

CTL Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) Investment banking activity including private placement of certificates of participation in lease backed trusts; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

CTL Securities LLC

I, Michael Kraus, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: ___President

Date:___ 2/9/2026

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521 Fifth Ave
17th Floor
New York, NY 10110

Tel: (212) 792-7884
Fax: (732) 224-1348